Exhibit 99.3

NICE Actimize Named “Best Trade Surveillance Solution for MAD/MAR
Technology” Category Winner in
A-Team Group’s 2018 RegTech Awards

NICE Actimize received the most online votes from industry participants, including readers of
Data Management Review and Intelligent Trading Technology

Hoboken, NJ, May 7, 2018 – NICE Actimize, a NICE (Nasdaq:NICE) business and the industry leader in Autonomous Financial Crime Management, was named the category winner for “Best Trade Surveillance Solution for MAD/MAR Technology” in A-Team Group’s 2018 RegTech Awards. Following its shortlisting compiled by a distinguished awards advisory board of judges from leading financial services organizations who reviewed the competition finalists, NICE Actimize was the recipient of the most online votes in its category by industry participants, including readers of Data Management Review and Intelligent Trading Technology, notable publications under the A-Team Group umbrella.

With this year’s competition covering 27 categories, the 2018 RegTech Awards celebrate leading technologies and third-party vendors in the area of their expertise, and are uniquely designed to recognize both start-up and established providers of RegTech solutions, services, consultancy and legal advice. The RegTech Awards evaluation considered depth of involvement in capital markets, relevance of a solution or service to a selected award category, and the potential interest of a solution or service to the publications’ RegTech community.

Chris Wooten, Executive Vice President, NICE, said "We thank the readers of A-Team Group publications Data Management Review and Intelligent Trading Technology, along with our customers and partners, for demonstrating their continuing confidence in our commitment to meeting the demands of MiFID II and MAR. As we continue to transform and update our solutions in financial markets compliance, with advancements in artificial intelligence, machine learning and the cloud, we will work closely with our customers to optimize operations, lower costs and reduce reputational risk.”

MiFID II, which went into effect on January 3rd, requires firms to monitor communications and transactions for Market Abuse and sets a higher bar for High Frequency Trading, requiring such trading activity to be monitored at the microsecond level. Firms that do not comply with this stipulation risk fines, or worse, reputational damage if market abuse goes undetected. To address this, NICE Actimize, enhanced its Market Surveillance Solution to help firms comply with the MiFID II microsecond requirement, while improving firms’ ability to detect and mitigate market abuse.

Additionally, rapid trade reconstruction is mandated by the global-reaching MiFID II, MAR, Code of Conduct and Dodd-Frank regulations, and in most cases with a demanding 72-hour turnaround. To address these and other rigorous trading compliance requirements, NICE Actimize added an innovative new Trade Reconstruction module to its Holistic Surveillance portfolio.

The new Trade Reconstruction solution features advanced machine-learning analytics to classify and understand the content based on previous examples and patented automated correlation capabilities to link trade executions to trade conversations that can cut trade reconstruction time from days to minutes, and help firms improve responsiveness to regulators. Successfully deployed at several large financial institutions, NICE Actimize’s Trade Reconstruction module is already significantly reducing turnaround time and greatly increasing accuracy over previously used manual methods.

For additional information:

•	On NICE Actimize Market Surveillance click here.

•	On NICE Actimize Trade Reconstruction click here.

•	On NICE Actimize Autonomous Financial Crime Management (AFCM), click here.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq:NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1-551-256-5000, NICE Actimize, cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez, +972-9-775-3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.